UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Second Quarter of 2025

The preliminary financial performance figures for Woori Financial Group for the quarter ended June 30, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2025	1Q 2025	% Change Increase	2Q 2024	% Change Increase (Decrease)

Revenue*	Specified Quarter	13,570,261	9,658,528	40.50	10,886,417	24.65
	Cumulative Basis	23,228,789	9,658,528	–	23,737,712	(2.14)

Operating Income	Specified Quarter	1,107,250	869,263	27.38	1,253,320	(11.65)
	Cumulative Basis	1,976,513	869,263	–	2,404,009	(17.78)

Income before	Specified Quarter	1,185,370	864,595	37.10	1,246,902	(4.93)
Income Tax Expense	Cumulative Basis	2,049,965	864,595	–	2,390,859	(14.26)

Net Income	Specified Quarter	938,987	654,556	43.45	961,509	(2.34)
	Cumulative Basis	1,593,543	654,556	–	1,800,420	(11.49)

Profit to the Equity Holders of the Parent Entity	Specified Quarter	934,649	616,691	51.56	931,495	0.34
	Cumulative Basis	1,551,340	616,691	–	1,755,496	(11.63)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Second Quarter of 2025

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the quarter ended June 30, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2025	1Q 2025	% Change Increase	2Q 2024	% Change Increase (Decrease)

Revenue*	Specified Quarter	12,254,598	8,462,289	44.81	9,647,464	27.02
	Cumulative Basis	20,716,887	8,462,289	–	21,367,085	(3.04)

Operating Income	Specified Quarter	1,100,838	815,058	35.06	1,157,726	(4.91)
	Cumulative Basis	1,915,896	815,058	–	2,234,570	(14.26)

Income before	Specified Quarter	1,131,078	818,181	38.24	1,143,132	(1.05)
Income Tax Expense	Cumulative Basis	1,949,259	818,181	–	2,210,739	(11.83)

Net Income	Specified Quarter	916,189	635,218	44.23	886,828	3.31
	Cumulative Basis	1,551,407	635,218	–	1,678,817	(7.59)

Profit to the Equity Holders of the Parent Entity	Specified Quarter	923,144	634,112	45.58	884,040	4.42
	Cumulative Basis	1,557,256	634,112	–	1,673,512	(6.95)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 25, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President